SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. )*
TransAlta Corporation
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
89346D107
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 6, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Mangrove Partners Master Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,331,863
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,331,863
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,331,863
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Mangrove Partners
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,331,863
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,331,863
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,331,863
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Nathaniel August
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,331,863
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,331,863
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,331,863
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Cove Key Bluescape Holdings LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,202,433
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,202,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,433
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Cove Key Fund GP LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,202,433
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,202,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,433
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Cove Key GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,202,433
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,202,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,433
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Cove Key Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,202,433
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,202,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,433
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Cove Key GP Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,202,433
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,202,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,433
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Jeff Coviello
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,202,433
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,202,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,433
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON IN, HC

1.	NAMES OF REPORTING PERSONS Bluescape Cove Key GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,202,433
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,202,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,433
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Bluescape Energy Partners III GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,202,433
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,202,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,433
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Bluescape Resources GP Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,202,433
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,202,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,433
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Bluescape Resources Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,202,433
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,202,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,433
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Charles John Wilder, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,202,433
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,202,433
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,433
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14.	TYPE OF REPORTING PERSON IN, HC

Item 1.	Security and Issuer.
This statement relates to the common stock, no par value (the “Common Stock”), of TransAlta Corporation, a corporation organized under the laws of Canada (the “Issuer”). The Issuer’s principal executive office is located at 110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, Canada, T2P 2M1.
Item 2.	Identity and Background.
(a)	This statement is being jointly filed by:
(i) The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (“Mangrove Partners Master Fund”);
(ii) Mangrove Partners, a Cayman Islands exempted company (“Mangrove Partners”);
(iii)            Nathaniel August (“Mr. August” and, together with Mangrove Partners Master Fund and Mangrove Partners, the “Mangrove Reporting Persons”);
(iv)            Cove Key Bluescape Holdings LP, a Delaware limited partnership (“Cove Key Bluescape Holdings”);
(v)             Cove Key Fund GP LP, a Delaware limited partnership (“Cove Key GP”);
(vi)            Cove Key GP LLC, a Delaware limited liability company (“Cove Key LLC”);
(vii)           Cove Key Management LP, a Delaware limited partnership (“Cove Key Investment Manager”);
(viii)          Cove Key GP Management LLC, a Delaware limited liability company (“Cove Key Management GP”);
(ix)            Jeff Coviello (“Mr. Coviello” and together with Cove Key Bluescape Holdings, Cove Key GP, Cove Key LLC, Cove Key Investment Manager and Cove Key Management GP, the “Cove Key Reporting Persons”);
(x)             Bluescape Cove Key GP LLC, a Delaware limited liability company (“Bluescape Cove Key GP”);
(xi)            Bluescape Energy Partners III GP LLC, a Delaware limited liability company (“Bluescape GP”);
(xii)           Bluescape Resources GP Holdings LLC, a Delaware limited liability company (“Bluescape GP Holdings”);
(xiii)          Bluescape Resources Company LLC, a Delaware limited liability company (“Bluescape”); and
(xiv)        Charles John Wilder, Jr. (“Mr. Wilder” and, together with Bluescape Cove Key GP, Bluescape GP, Bluescape GP Holdings and Bluescape, the “Bluescape Reporting Persons”).
Each of the foregoing is referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement, dated as of March 15, 2019, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

The filing of this Schedule 13D should not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares reported herein.
(b) The principal business address of each of Mangrove Partners and Nathaniel August is 645 Madison Avenue, 14th Floor, New York, New York 10022. The registered office address for Mangrove Partners Master Fund is c/o Maples Corporate Services, Ltd., PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104. The officers and directors of Mangrove Partners Master Fund and Mangrove Partners and, to the extent that such persons are not also Reporting Persons, their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.
The principal business address of each of the Cove Key Reporting Persons is 1122 Franklin Ave, Suite 500 (PH), Garden City, NY 11530.
The principal business address of each of the Bluescape Reporting Persons is 200 Crescent Court, Suite 1900, Dallas, Texas 75201.
(c) The principal business of Mangrove Partners Master Fund is acquiring, holding and disposing of investment securities. The principal business of Mangrove Partners is serving as the investment manager of Mangrove Partners Master Fund. The principal occupation of Mr. August is serving as a director for Mangrove Partners.
The principal business of Cove Key Bluescape Holdings is investments. The principal business of Cove Key GP is acting as the controlling general partner of Cove Key Bluescape Holdings. The principal business of Cove Key LLC is acting as the general partner of Cove Key GP. The principal business of Cove Key Investment Manager is investment management, including acting as investment manager for Cove Key Bluescape Holdings. The principal business of Cove Key Management GP is acting as the general partner of Cove Key Investment Manager. The principal business of Mr. Coviello is acting as the manager of Cove Key LLC and Cove Key Management GP.
The principal business of Bluescape Cove Key GP is acting as a general partner of Cove Key Bluescape Holdings. The principal business of Bluescape GP is acting as the managing member of Bluescape Cove Key GP and other entities that Bluescape GP controls. The principal business of Bluescape GP Holdings is acting as the manager of Bluescape GP and other entities that Bluescape GP Holdings controls. The principal business of Bluescape is acting as the manager of Bluescape GP Holdings and the other entities that Bluescape controls. The principal business of Mr. Wilder is acting as the manager of Bluescape and its affiliates and as the manager or member of other investment and operating entities.
(d) No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of Mangrove Partners Master Fund and Mangrove Partners is organized as a limited liability exempted company under the laws of the Cayman Islands. Nathaniel August is a citizen of the United States. The citizenship of the persons listed on Schedule A, who are not Reporting Persons, is set forth therein.
Each of the Cove Key Reporting Persons, other than Mr. Coviello, is organized under the laws of the State of Delaware. Mr. Coviello is a citizen of the United States of America.

Each of the Bluescape Reporting Persons, other than Mr. Wilder, is organized under the laws of the State of Delaware. Mr. Wilder is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
With respect to the 20,331,863 shares of Common Stock directly owned by Mangrove Partners Master Fund, Mangrove Partners Master Fund paid a total of approximately USD $105,999,926. The funds used to purchase these securities were obtained from the general working capital of Mangrove Partners Master Fund, including margin account borrowings made in the ordinary course of business, although the Mangrove Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.
With respect to the 8,202,433 shares of Common Stock directly held by Cove Key Bluescape Holdings, Cove Key Bluescape Holdings used working capital to purchase such shares. The total purchase price for the 1,611,279  shares of Common Stock directly held by Cove Key Bluescape Holdings and purchased on the open market was approximately USD $9,782,950. The total purchase price for the 6,591,154 shares of Common Stock directly held by Cove Key Bluescape Holdings and purchased pursuant to the Share Purchase Agreement was USD $40,000,000.
Item 4.	Purpose of Transaction.
On March 6, 2019, Mangrove Partners, Bluescape Energy Partners LLC, a Delaware limited liability company (“Bluescape Energy Partners”), and Cove Key Bluescape Holdings entered into a Cooperation Agreement (the “Cooperation Agreement”) whereby, among other things, they agreed to coordinate and cooperate in certain activities related to their ownership of the common shares of the Issuer any other voting or equity securities of the Issuer, any securities convertible into voting or equity securities of the Issuer, and derivative contracts. The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit B hereto and is incorporated herein by reference.
Accordingly, the Reporting Persons may be deemed a group (such group, the “Group”) for the purposes of Section 13(d)(3) of the Act. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, any other voting or equity securities of the Issuer, any securities convertible into voting or equity securities of the Issuer, and derivative contracts acquired or held by the other members of the Group.
On March 12, 2019, Mangrove Partners and Cove Key Bluescape Holdings entered into a Share Purchase Agreement (the “Share Purchase Agreement”), pursuant to which Mangrove Partners sold 6,591,154 shares of Common Stock to Cove Key Bluescape Holdings for a total purchase price of USD $40,000,000. The foregoing description of the Share Purchase Agreement is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is attached as Exhibit C hereto and is incorporated herein by reference.
The Group entered into the Cooperation Agreement and purchased the shares of Common Stock reported herein based on its belief that such shares were undervalued and that the Issuer can create significantly more value for shareholders through improved execution and focus. Members of the Group have spoken to, and intend to continue to speak with, representatives of the Issuer’s board of directors and management to discuss enhancing shareholder value and seeking board representation.
The Group believes that there exist numerous opportunities to increase shareholder value, including through operational and cost excellence, asset optimization, capital allocation and broader strategic initiatives.
The Group believes that Charles John Wilder, Jr. and his team have directly relevant experience in effecting such improvements at non-regulated electricity generation and energy marketing companies as well as a long track record of creating value for all shareholders. The Group looks forward to holding discussions with the Issuer’s board of directors to address these opportunities as well as to implement appropriate board-level oversight.

Depending upon other factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such shares desirable, the Group may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Group may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the shares of Common Stock without affecting their beneficial ownership of shares of Common Stock. The Group is also evaluating the nomination of one or more individuals for election as directors of the Issuer at the 2019 annual meeting of stockholders of the Issuer.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions regarding or make precatory, conditional or binding proposals with respect to, or with respect to potential changes in, the Issuer’s: operations, management, certificate of incorporation and bylaws, composition of the board of directors of the Issuer or its committees, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales, businesses or assets, including the sales thereof, strategy and/or plans of the Issuer as a means of enhancing stockholder value. The Reporting Persons may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may from time to time in the future express their views to and/or meet with management, the board of directors of the Issuer, other stockholders or third parties, including, potential acquirers, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a) The aggregate percentage of shares of Common Stock reported as beneficially owned by each person named herein is based upon 284,842,967 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of December 31, 2018 as reported in the Issuer’s Annual Report on Form 40-F filed with the Securities and Exchange Commission on February 27, 2019.
As of the date hereof, Mangrove Partners Master Fund directly owns 20,331,863 shares of Common Stock. Mangrove Partners serves as the investment manager of Mangrove Partners Master Fund. Mr. August is the principal of Mangrove Partners. As a result, each of Mangrove Partners and Nathaniel August may be deemed to beneficially own the shares of Common Stock beneficially owned by Mangrove Partners Master Fund.
As of the date hereof, Cove Key Bluescape Holdings directly holds 8,202,433 shares of Common Stock. Cove Key GP is the general partner of Cove Key Bluescape Holdings. Cove Key Investment Manager is the investment manager of Cove Key Bluescape Holdings. Cove Key LLC is the general partner of Cove Key GP. Cove Key Management GP is the general partner of Cove Key Investment Manager. Mr. Coviello is the manager of Cove Key LLC and Cove Key Management GP. As a result, each of Cove Key GP, Cove Key LLC, Cove Key Investment Manager, Cove Key Management GP and Mr. Coviello may be deemed to beneficially own the shares of Common Stock held by Cove Key Bluescape Holdings. Each of the foregoing Cove Key Reporting Persons disclaims beneficial ownership of such shares of Common Stock except to the extent such person actually exercises voting or investment power over such shares of Common Stock.
Although Bluescape Cove Key GP is not currently acting as the investment manager of Cove Key Bluescape Holdings, pursuant to the limited partnership agreement of Cove Key Bluescape Holdings, Bluescape Cove Key GP has certain negative consent rights and has the right to revoke Cove Key Investment Manager’s authority to manage, Cove Key Bluescape Holdings, in whole or in part, at any time and for any reason or no reason. Bluescape GP is acting as the managing member of Bluescape Cove Key GP. Bluescape GP Holdings is acting as the manager of Bluescape GP. Bluescape is acting as the manager of Bluescape GP Holdings. Mr. Wilder is acting as the manager of Bluescape. As a result, each of Bluescape Cove Key GP, Bluescape GP, Bluescape GP Holdings, Bluescape and Mr. Wilder may be deemed to beneficially own the shares of Common Stock held by Cove Key Bluescape Holdings. Each person herein disclaims beneficial ownership of such shares of Common Stock except to the extent such person actually exercises voting or investment power over such shares of Common Stock.
As the Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such group may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Reporting Persons in the aggregate.

(b) Each of Mangrove Partners Master Fund, Mangrove Partners and Mr. August has shared voting and dispositive power over the shares of Common Stock directly beneficially owned by Mangrove Partners Master Fund.
Each of Cove Key GP, Cove Key Investment Manager, Cove Key LLC, Cove Key Investment Manager, Mr. Coviello, Bluescape Cove Key GP, Bluescape GP, Bluescape GP Holdings, Bluescape and Mr. Wilder has shared voting and dispositive power over the shares of Common Stock directly beneficially owned by Cove Key Bluescape Holdings.
(c) Except as disclosed on Schedule B attached hereto, none of the Reporting Persons have entered into any transactions in the shares of Common Stock during the past sixty days.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the shares of Common Stock.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Cooperation Agreement
On March 6, 2019, Mangrove Partners, Bluescape Energy Partners and Cove Key Bluescape Holdings entered into the Cooperation Agreement whereby, among other things, they agreed to coordinate and cooperate in certain activities related to their ownership of the Common Stock.
Pursuant to the Cooperation Agreement, the parties and their affiliates are permitted to acquire shares of Common Stock of the Issuer, any other voting or equity securities of the Issuer, any securities convertible into voting or equity securities of the Issuer, and derivative contracts up to certain agreed maximum threshold amounts, subject to certain notification and cooperation obligations. Pursuant to the Cooperation Agreement, the following matters require the mutual agreement of the parties: (i) the selection and nomination of individuals to serve as directors of the Issuer; (ii) hiring professionals in connection with the activities contemplated by and resulting from the Cooperation Agreement (including, without limitation, any investment bankers, local counsel, proxy solicitors, public relations firms and private investigators), other than any professionals retained by the parties in connection with the activities contemplated thereby or resulting from the Cooperation Agreement prior to the date thereof; (iii) making, revising or withdrawing of any proposals to the Issuer regarding the conduct of its business, corporate governance matters, corporate transactions or otherwise; (iv) seeking to control, advise, change or influence the management, directors, governing instruments, stockholders, policies or affairs of the Issuer; (v) the conduct of any proxy contest, proxy solicitation or similar actions involving the Issuer and its stockholders; (vi) the manner, form, content and timing of any communications with the Issuer, as well as any public disclosures, public statements or other communications relating to the Issuer, the Securities, the Cooperation Agreement or the activities contemplated by the Cooperation Agreement (subject to certain exceptions for any disclosure, statement or communication that is required by law, regulation or fund documentation applicable to a party); (vii) the admission of any additional members to the group (within the meaning of Section 13(d)(3) of the Exchange Act) formed by the Cooperation Agreement or otherwise, or entering into any agreement, arrangement or understanding with, or determining to act in concert with, any person (other than an affiliate) in connection with the holding, voting or disposition of Securities or the solicitation of proxies from stockholders of the Issuer; (viii) the conduct of any litigation in furtherance of the activities contemplated by or resulting from the Cooperation Agreement; (ix) entering into any settlement, standstill or other similar agreement with the Issuer; and (x) engaging in any of the foregoing activities, directly or indirectly, including, without limitation, through or by any of their affiliates’ respective investment funds, managed accounts or other investment vehicles managed or advised by them or their affiliates, other than pursuant to the terms of the Cooperation Agreement.

Per the terms of the Cooperation Agreement, the Reporting Persons have also agreed to (x) take such commercially reasonable actions as may be required so that they may vote their Common Stock, and cause any person with whom they have shared voting power to vote such Common Stock, in connection with any meeting of the Issuer’s stockholders, (y) attend any meeting of the Issuer’s stockholders held in the 2019 calendar year, in person or by proxy, such that all Common Stock held by them is represented and entitled to vote on all matters to be voted upon at such meeting, and (z) vote such Common Stock in person or by proxy in favor of the persons nominated by the parties or any of their and their affiliates’ respective investment funds, managed accounts or other investment vehicles managed or advised by them or their affiliates to the board of directors of the Issuer and any ancillary or procedural actions or matters related to giving effect to, or required to effect the approval of, such actions and, with respect to any other proposal put forth for a vote of the stockholders at any such meeting, in accordance with any agreement of the parties prior to the conclusion thereof. Pursuant to the Cooperation Agreement, the foregoing will also apply to any special meeting of the Issuer’s stockholders held prior to the 2019 calendar year meeting.
The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit B hereto and is incorporated herein by reference.
Share Purchase Agreement
On March 12, 2019, Mangrove Partners and Cove Key Bluescape Holdings entered the Share Purchase Agreement, pursuant to which Mangrove Partners sold 6,591,154 shares of Common Stock to Cove Key Bluescape Holdings for a total purchase price of USD $40,000,000.
The foregoing description of the Share Purchase Agreement is qualified in its entirety by reference to the full text of the Share Purchase Agreement, which is attached as Exhibit C hereto and is incorporated herein by reference.
Except as described in this Item 6 or incorporated herein by reference, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit A
Joint Filing Agreement, dated as of the date hereof, by and among The Mangrove Partners Master Fund, Ltd., Mangrove Partners, Nathaniel August, Bluescape Cove Key GP LLC, Bluescape Energy Partners III GP LLC, Bluescape Resources GP Holdings LLC, Bluescape Resources Company LLC and Charles John Wilder, Jr.

Exhibit B	Cooperation Agreement, dated as of March 6, 2019, by and among Mangrove Partners, Bluescape Energy Partners LLC and Cove Key Bluescape Holdings LP.
Exhibit C	Share Purchase Agreement, dated March 12, 2019, by and between Mangrove Partners Master Fund and Cove Key Bluescape Holdings LP.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	March 15, 2019

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS, as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST

COVE KEY BLUESCAPE HOLDINGS LP By: Bluescape Cove Key GP LLC, its general partner

By:	/s/ Jonathan Siegler
	Name:	Jonathan Siegler
	Title:	Managing Director

COVE KEY FUND GP LP By: Cove Key GP LLC, its general partner

By:	/s/ Jeff Coviello
	Name:	Jeff Coviello
	Title:	Manager

COVE KEY GP LLC

By:	/s/ Jeff Coviello
	Name:	Jeff Coviello
	Title:	Manager
COVE KEY MANAGEMENT LP By: Cove Key GP Management LLC, its general partner

By:	/s/ Jeff Coviello
	Name:	Jeff Coviello
	Title:	Manager

COVE KEY GP MANAGEMENT LLC

By:	/s/ Jeff Coviello
	Name:	Jeff Coviello
	Title:	Manager

/s/ Jeff Coviello
JEFF COVIELLO

BLUESCAPE COVE KEY GP LLC

By:	/s/ Jonathan Siegler
	Name:	Jonathan Siegler
	Title:	Managing Director

BLUESCAPE ENERGY PARTNERS III GP LP

By:	/s/ Jonathan Siegler
	Name:	Jonathan Siegler
	Title:	Managing Director

BLUESCAPE RESOURCES GP HOLDINGS LLC

By:	/s/ Jonathan Siegler
	Name:	Jonathan Siegler
	Title:	Managing Director

BLUESCAPE RESOURCES COMPANY LLC

By:	/s/ Jonathan Siegler
	Name:	Jonathan Siegler
	Title:	Managing Director

/s/ Charles John Wilder, Jr.
CHARLES JOHN WILDER, JR.

SCHEDULE A
Directors and Officers of The Mangrove Partners Master Fund, Ltd.
Name and Position	Principal Occupation	Principal Business Address	Citizenship
Ward Dietrich Director	Mr. Dietrich is the Chief Operating Officer of Mangrove Partners.	645 Madison Avenue 14th Floor New York, NY 10022 United States	United States
David Bree Director	Mr. Bree is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.	DMS Offshore Investment Services dms House, 20 Genesis Close George Town P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands	Cayman Islands
Kevin Phillip Director	Mr. Phillip is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.	DMS Offshore Investment Services dms House, 20 Genesis Close George Town P.O. Box 314 Grand Cayman KY1-1104 Cayman Islands	Trinidad and Tobago

Directors and Officers of Mangrove Partners
Name and Position	Principal Occupation	Principal Business Address	Citizenship
Nathaniel August * Director

* Mr. August is a Reporting Person and, as such, his information called for by Item 2 of Schedule 13D is set forth therein.

SCHEDULE B
Transaction in Securities of the Issuer During the Past 60 Days

Date	Buy/Sell	Security	Amount of Shares Bought/(Sold)	Approx. Price ($CAD) per Share[1]
Mangrove Partners Master Fund, Ltd.
3/12/2019	Sell	Common Stock	6,591,154	8.14
Cove Key Bluescape Holdings LP
3/15/2019	Buy	Common Stock	205,799.00	8.40356
3/14/2019	Buy	Common Stock	171,900.00	8.3388
3/12/2019	Buy	Common Stock	6,591,154.00	8.14[2]
3/7/2019	Buy	Common Stock	20,200.00	8.0732
3/7/2019	Buy	Common Stock	100,000.00	8.1362
3/6/2019	Buy	Common Stock	154,800.00	8.2343
3/5/2019	Buy	Common Stock	141,600.00	8.0118
3/4/2019	Buy	Common Stock	87,380.00	7.9828
3/1/2019	Buy	Common Stock	48,200.00	8.0675
2/28/2019	Buy	Common Stock	109,400.00	8.0933
2/27/2019	Buy	Common Stock	247,000.00	7.9738
2/26/2019	Buy	Common Stock	25,000.00	7.865
2/26/2019	Buy	Common Stock	25,000.00	7.865
2/26/2019	Buy	Common Stock	25,000.00	7.865
2/26/2019	Buy	Common Stock	50,000.00	7.865
2/26/2019	Buy	Common Stock	25,000.00	7.875
2/26/2019	Buy	Common Stock	50,000.00	7.8149
2/26/2019	Buy	Common Stock	25,000.00	7.8901
2/26/2019	Buy	Common Stock	100,000.00	7.8759

1 Not including any brokerage fees
2              As converted to $CAD using the USD $6.069 price per common share of the Issuer pursuant to the Share Purchase Agreement.